UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FORIAN INC.
(Name of Subject Company)
BRAVO MERGER SUB, INC.
a wholly owned subsidiary of
2025 ACQUISITION COMPANY, LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
34630N106
(CUSIP Number of Class of Securities)
Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tell: (267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
With a copy to:
Creighton Condon
Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022
(212) 848-7628
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Schedule TO”) is filed by (i) Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a direct wholly-owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”), and (ii) Parent. This Schedule TO relates to the offer by the Buyer Parties to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of Forian Inc., a Maryland corporation (the “Company”), for $2.17 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (the “Excluded Shares”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), by and among the Buyer Parties and the Company, a copy of which is attached as Exhibit (d)(2) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The subject company and issuer of the securities subject to the Offer is the Company. Its principal executive office is located at 41 University Drive, Suite 400, Newtown, Pennsylvania, 18940 and its telephone number is (267) 225-6263.
(b) Securities. This Schedule TO relates to the Company’s shares of common stock, par value $0.001 per share, other than the Excluded Shares. According to the Company, as of March 31, 2026, there were 31,241,760 Shares issued and outstanding.
(c) Trading Market and Price. The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in “The Tender Offer—Section 6—Price Range of Shares; Dividends on the Shares” of the Offer to Purchase and is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections “Summary Term Sheet,” “Introduction,” “The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub,” and in Schedule I of the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in the sections “Summary Term Sheet,” “Introduction,” and “Special Factors and Other Relevant Information—Section 1—Background of the Offer.”
(b) Significant Corporate Events. The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Special Factors and Other Relevant Information—Section 1—Background of the Offer,” “Special Factors and Other

Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Forian,” “The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub,” and “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the section “Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Forian” of the Offer to Purchase is incorporated herein by reference.
(c)(1)-(7) Plans. The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Special Factors and Other Relevant Information—Section 1—Background of the Offer,” “Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Forian,” “The Tender Offer—Section 4—Certain Effects of the Offer,” “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” and “The Tender Offer—Section 11—Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)-(b) and (d). Source of Funds; Conditions; and Borrowed Funds. The information set forth in the sections “Summary Term Sheet,” “Special Factors and Other Relevant Information—Section 1—Background of the Offer,” “The Tender Offer—Section 9—Source and Amount of Funds” and “The Tender Offer—Section 14—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the section “Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Forian,” “The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub” and “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the section “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the sections “Introduction” “Special Factors and Other Relevant Information—Section 1—Background of the Offer,” “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares, and “The Tender Offer—Section 14—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections “Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Forian” “The Tender Offer—Section 4— Certain Effects of the Offer,” “The Tender Offer—Section 8—Certain Information Concerning Parents and Merger Sub,” and “The Tender Offer—Section 10—The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated April 16, 2026.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on April 16, 2026.*
(a)(5)(A)	Press Release, dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed, filed April 3, 2026).
(d)(1)
Contribution Agreement, dated April April 15, 2026, among Parent and certain shareholders of the Company (incorporated by reference to Exhibit 99.30 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 15, 2026 (incorporated herein by reference).*

(d)(2)
Agreement and Plan of Merger, dated April 2, 2026, among the Buyer Parties and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 3, 2026).

(d)(3)
Equity Commitment Letter, dated as of April 2, 2026, by and between Parent and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, attached as Exhibit 99.20 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 6, 2026 (incorporated herein by reference).*

(d)(4)
Confidentiality Agreement, dated as of September 29, 2025, by and between Parent and the Company, attached as Exhibit 99.3 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on October 3, 2025 (incorporated herein by reference).*

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table.*

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 16, 2026

BRAVO MERGER SUB, INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

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